NO ACT

IC
12-14-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE




10013185



Received SEC
JAN 05 2010
Washington, DC 20549

January 5, 2010

Ning Chiu
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-5-10

Re: CVS Caremark Corporation
Incoming letter dated December 14, 2009

Dear Ms. Chiu:

This is in response to your letter dated December 14, 2009 concerning the shareholder proposal submitted to CVS by William Steiner. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

FISMA & OMB Memorandum M-07-16

January 5, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CVS Caremark Corporation
Incoming letter dated December 14, 2009

The proposal asks the board to take the steps necessary to amend the bylaws and each applicable governing document to give holders of 10% of CVS' outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting and further provides that such bylaw and/or charter text shall not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

There appears to be some basis for your view that CVS may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by CVS seeking approval of an amendment to the CVS charter to permit shareholders who hold 25% of CVS' outstanding shares to call a special meeting of shareholders. You indicate that the proposal and the matter sponsored by CVS present alternative and conflicting decisions for shareholders. You also represent that the proposal and the proposed amendment sponsored by CVS directly conflict because they include different thresholds for the percentage of shares required to call special meetings. Accordingly, we will not recommend enforcement action to the Commission if CVS omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

New York
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Davis Polk

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
212 450 4000 tel
212 701 5800 fax

December 14, 2009

Re: **Stockholder Proposal of Mr. William Steiner Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934**

U.S. Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
(*Via email: shareholderproposals@sec.gov*)

Dear Sir or Madam:

On behalf of CVS Caremark Corporation, a Delaware corporation (the "**Company**" or "**CVS**"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are filing this letter with respect to the shareholder proposal and supporting statement submitted by Mr. William Steiner (the "**Proponent**"), on November 24, 2009 (the "**Shareholder Proposal**") for inclusion in the proxy materials that CVS intends to distribute in connection with its 2010 Annual Meeting of Shareholders (the "**2010 Proxy Materials**"). We hereby request confirmation that the staff of the Office of Chief Counsel (the "**Staff**") will not recommend any enforcement action if, in reliance on Rule 14a-8, CVS omits the Shareholder Proposal from its 2010 Proxy Materials.

Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before CVS files its definitive 2010 Proxy Materials. Pursuant to Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (Nov. 7, 2008), question C, we have submitted this letter to the Commission via email to shareholderproposals@sec.gov.

Pursuant to Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Shareholder Proposal from its 2010 Proxy Materials. This letter constitutes the Company's statement of the reasons that it deems the omission of the Shareholder Proposal to be proper. We have been advised by the Company as to the factual matters set forth herein.

The Shareholder Proposal requests that:

> The Board of Directors "...take the steps necessary to amend our bylaws and each applicable governing document to give holders of l0% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes multiple shareowners combining their holdings to equal the 10%-of-outstanding-common threshold. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board."

A copy of the Shareholder Proposal and other correspondence is attached to this letter as Exhibit A.

Statement of Reasons to Exclude

The Company believes that the Shareholder Proposal may properly be excluded from its proxy statement under Rule 14a-8(i)(9) because it will directly conflict with one of the Company's own proposals to be submitted to shareholders at the same meeting. The Commission has indicated that that the company's proposal need not be "identical in scope or focus for the exclusion to be available." *Exchange Act Release No. 34-40018 (May 21, 1998).*

Currently, neither CVS' certificate of incorporation nor its bylaws permit shareholders to call a special meeting. In fact, both the charter and bylaws expressly prohibit anyone other than the board of directors, the chairman of the board or the chief executive officer or president from calling special meetings of shareholders. CVS has determined that it will submit a management proposal in its 2010 Proxy Materials asking shareholders to approve an amendment to the CVS charter (the "Company Proposal") to permit shareholders that hold 25% more of CVS' outstanding shares to call a special meeting of shareholders. The Company Proposal and the Shareholder Proposal would present alternative and conflicting decisions for shareholders because they contain different threshold levels for a shareholder to call a special meeting. The Company Proposal is needed to eliminate the current charter prohibition on the ability of shareholders to call special meetings and would provide the right at a 25% ownership level, which directly conflicts with the Shareholder Proposal's request to provide the right at a 10% ownership level.

Where a shareholder proposal and a company proposal present alternative and conflicting decisions for shareholders, and submitting both matters for shareholder vote could produce inconsistent and ambiguous results, the Staff has permitted exclusion of the shareholder proposal under Rule 14a-8(i)(9). The Staff has previously concurred in the exclusion of shareholder proposals requesting amendment of company bylaws to permit holders of 10% of a company's shares to call special meetings, when the company represents that it will seek shareholder approval of a bylaw amendment to provide for such a right at a 25% ownership threshold. *Becton Dickinson and Company* (November 12, 2009) and *H.J. Heinz Company* (May 29, 2009). The Staff has also concurred in the exclusion of shareholder proposals requesting amendment of company bylaws to permit holders of 10% of a company's shares to call special meetings, when the company represents that it will seek shareholder approval of a bylaw amendment to provide for such a right at a 40% ownership threshold. *International Paper Company* (March 17, 2009) and *EMC Corporation* (February 24, 2009). The Staff has agreed that companies may exclude shareholder proposals that requested the adoption of simple majority voting when a company indicated that it planned to submit a proposal to amend its bylaws and articles of incorporation to reduce supermajority provisions from 80% to 60%. *H.J. Heinz Company* (April 23, 2007).

As described in this letter, CVS' determination to ask shareholders to approve the Company Proposal is substantially similar to the prior decisions of the Staff. The Shareholder Proposal and the Company Proposal directly conflict, and if both were included in the 2010 Proxy Materials, would present different and directly conflicting decisions for shareholders on the same subject matter at the same shareholder meeting.

Based on the foregoing, the Company believes that the Shareholder Proposal may properly be excluded from its 2010 Proxy Materials under Rule 14a-8(i)(9).

* * *

The Company respectfully requests the Staff's concurrence with its decision to omit the Proposal from the 2010 Proxy Materials and further requests confirmation that the Staff will not recommend any enforcement action. Please call the undersigned at (212) 450-4908 if you should have any questions or need additional information or as soon as a Staff response is available.

Respectfully yours,



Ning Chiu

Attachment
cc w/ att: William Steiner/John Chevedden
Tom Moffatt (CVS)

(NY) 12700/001/PROXY2010/noaction.letter.special.mtg.doc

EXHIBIT A

From: Moffatt, Thomas S. [TSMoffatt@cvs.com]
Sent: Wednesday, November 25, 2009 9:09 AM
To: olmsted; Lankowsky, Zenon P.
Subject: RE: Rule 14a-8 Proposal (CVS)

We acknowledge receipt of your revised proposal.

Tom Moffatt

Thomas S. Moffatt, Esq.
Vice President, Asst. Secretary and
Senior Legal Counsel - Corporate Services
CVS Pharmacy, Inc.
401.770.5409 (direct phone)
401.216.3758 (direct fax)
tsmoffatt@cvs.com

-----Original Message-----
From: olmsted [mailto:***FISMA & OMB Memorandum M-07-16***
Sent: Wednesday, November 25, 2009 12:12 AM
To: Lankowsky, Zenon P.
Cc: Moffatt, Thomas S.
Subject: Rule 14a-8 Proposal (CVS)

Mr. Lankowsky,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden

cc:
William Steiner

William Steiner

FISMA & OMB Memorandum M-07-16

Rule 14a-8 Proponent since the 1980s

Mr. Thomas M. Ryan
Chairman of the Board
CVS Caremark Corporation (CVS)
One CVS Dr
Woonsocket RI 02895

NOVEMBER 24, 2009

Dear Mr. Ryan,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



William Steiner

10/17/2009
Date

cc:
Thomas S. Moffatt <tsmoffatt@cvs.com>
Assistant General Counsel - Corporate
401.770.5409 (phone)
401.765.7887 (fax)
PH: 401-765-1500
FX: 401-216-3758

[CVS: Rule 14a-8 Proposal, October 24, 2009, November 24, 2009]

3 [Number to be assigned by the company] – **Special Shareowner Meetings**

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each applicable governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call a special shareowner meeting. This includes multiple shareowners combining their holdings to equal the 10%-of-outstanding-common threshold. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

A special meeting allows shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call a special meeting investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter merits prompt attention. This proposal does not impact our board's current power to call a special meeting.

This proposal topic also won more than 61%-support at our 2009 annual meeting. Proposals often obtain higher votes on subsequent submissions. The Council of Institutional Investors www.cii.org recommends that management adopt shareholder proposals upon receiving their first majority vote. This proposal topic won more than 60% support the following companies in 2009: CVS Caremark (CVS), Sprint Nextel (S), Safeway (SWY), Motorola (MOT) and R. R. Donnelley (RRD).

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" in executive pay – $24 million for CEO Thomas Ryan. Mr. Ryan's non-qualified deferred compensation (NQDC) was worth more than $40 million.

Thomas Ryan, Terrence Murray (our Lead Director) and Marian Heard (on our audit and nomination committees) were designated as "Flagged (Problem) Directors" by The Corporate Library due to their involvement with FleetBoston, which approved a major round of executive rewards even as the company was under investigation by regulators for multiple instances of improper activity. Plus our directors served on these boards rated "D" by The Corporate Library: Thomas Ryan (our CEO), Yum! Brands (YUM) and Bank of America (BAC), David Dorman, Yum! Brands (YUM) and Richard Swift, Hubbell (HUBB).

Directors Lance Piccolo and Kristen Gibney Williams had non-director links with our company – independence concerns. As CEO Mr. Ryan had a total of 3 directorships plus Richard Swift and Sheli Rosenberg had 5 directorships – over-commitment concerns.

We had no shareholder right to act by written consent, cumulative voting or an independent board chairman. Shareholder proposals to address all or some of these topics have received majority votes at other companies and would be excellent topics for our next annual meeting.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Special Shareowner Meetings – Yes on 3. [Number to be assigned by the company]

Notes:
William Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

From: Moffatt, Thomas S. [TSMoffatt@cvs.com]
Sent: Monday, November 16, 2009 1:09 PM
To: olmsted; Lankowsky, Zenon P.
Subject: RE: Rule 14a-8 Broker Letter

Dear Mr. Chevedden:

Thank you for the information.

CVS Caremark reserves its rights under Rule 14a-8.

Tom Moffatt

Thomas S. Moffatt, Esq.
Vice President, Asst. Secretary and

Senior Legal Counsel - Corporate Services
CVS Pharmacy, Inc.
401.770.5409 (direct phone)
401.216.3758 (direct fax)
tsmoffatt@cvs.com

From: olmsted [mailto:***FISMA & OMB Memorandum M-07-16***
Sent: Saturday, November 14, 2009 12:09 AM
To: Lankowsky, Zenon P.
Cc: Moffatt, Thomas S.
Subject: Rule 14a-8 Broker Letter-(CVS)

Mr. Lankowsky,
Please see the attached broker letter. Please advise on Monday whether there are now any rule 14a-8 open items.
Sincerely,
John Chevedden
cc: William Steiner


DJF

DISCOUNT BROKERS

Date: 13 Nov 2009

To whom it may concern:

As introducing broker for the account of William Steiner, account number ***FISMA & OMB Memorandum M-07-16*** held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 7200 shares of CVS Caremark Corp; having held at least two thousand dollars worth of the above mentioned security since the following date: 7/5/01, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 11-13-09	# of pages ▶
To Thomas Moffett	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone ***FISMA & OMB Memorandum M-07-16***	
Fax # 401-216-3758	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323